                                                                    Exhibit 12.1


                 Computation of Earnings to Fixed Charges Ratio
                             (Dollars in thousands)

                                                                                                      Pro Forma (1)
                                                                                                      -------------
                                                                                                       Year Ended
                                                          Year Ended December 31,                      December 31,
                                            ----------------------------------------------------      -------------
                                               1993     1994      1995      1996          1997              1997
                                                                                                       (unaudited)
Fixed charges:
Interest expense                             $   103   $   279   $   632   $ 1,292     $    3,956       $ 11,952
Capitalized interest                              --        --       134       255             --             --
Amortization expense                              --        --        --        --             --            370
Interest portion of rent expense                  --       103       104       224            429            823
                                             -------   -------   -------   -------     ----------       --------
  Total fixed charges                        $   103   $   382   $   870   $ 1,771     $    4,385       $ 13,145
                                             =======   =======   =======   =======     ==========       ========
Earnings:
Income (loss) from continuing
  operations before taxes                    $ 1,659    $2,541    $4,775     $5,394(2) $   (1,463)      $ (2,276)
Fixed charges                                    103       382       870      1,771         4,385         13,145
Capitalized interest                              --        --      (134)      (255)           --             --
                                            --------  --------  --------   --------    ----------       --------
  Total earnings                             $ 1,762    $2,923    $5,511     $6,910    $    2,922       $ 10,869
                                            ========= ========= ========= =========  ============       ========

Ratio of earnings to fixed charges             17.1x      7.7x      6.3x       3.9x          --(3)          --(4)
                                            ========= ========= ========= =========  ============       ========


(1) Adjusted to give effect to the Transactions as if the Transactions had occurred at January 1, 1997.

(2) Adjusted to exclude writedown of $495,000 to the carrying value of the Company's former principal fabrication facility.

(3) Earnings were insufficient to cover fixed charges by approximately $1.5 million.

(4) Earnings were insufficient to cover fixed charges by approximately $2.3 million.